UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on October 27, 2026, entitled “Equinor ASA: Share buy-back – third tranche for 2026”.

Equinor ASA: Share buy-back – third tranche for 2026

Please see below information about transactions made under the third tranche of the 2026 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 22 July 2026.

The duration of the buy-back tranche: 23 July to no later than 26 October 2026.

Further information on the tranche can be found in the stock market announcement on its commencement dated 22 July 2026, available here: https://newsweb.oslobors.no/message/678529

From 19 October to 22 October 2026, Equinor ASA has purchased a total of 518,500 own shares at an average price of NOK 435.0082 per share.

The third tranche of the 2026 share buy-back programme for Equinor ASA has now been completed.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

19 October	OSE	128,000	437.5732	56,009,369.60
	CEUX
	TQEX

20 October	OSE	130,000	435.7075	56,641,975.00
	CEUX
	TQEX

21 October	OSE	131,000	430.0386	56,335,056.60
	CEUX
	TQEX

22 October	OSE	129,500	436.7980	56,565,341.00
	CEUX
	TQEX

Total for the period	OSE	518,500	435.0082	225,551,742.20
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	8,238,107	398.4234	3,282,254,732.19
	CEUX
	TQEX
	Total	8,238,107	398.4234	3,282,254,732.19

Total buy-backs under the tranche (accumulated)	OSE	8,756,607	400.5897	3,507,806,474.39
	CEUX
	TQEX
	Total	8,756,607	400.5897	3,507,806,474.39

Following completion of the above transactions, Equinor ASA owns a total of 23,595,817 own shares, corresponding to 0.99% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 12,291,582 own shares, corresponding to 0.51% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: An overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: October 27, 2026	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer